ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5642 EMAIL: jkwilson@foley.com

February 5, 2018

Division of Corporation Finance Office of Telecommunications Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561 Attn: Joshua Shainess Celeste M. Murphy

RE:	Hudson Global, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 25, 2018 File No. 000-50129

Ladies and Gentlemen:

On behalf of Hudson Global, Inc. (the “Company”), I am responding to the comment contained in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”), dated February 2, 2018 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by the Company.

For the convenience of the Staff, the comment contained in the Staff’s comment letter is set forth below and indicated in bold and italics, followed by the Company’s response immediately after the comment.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please tell us why the Sale Resolution proposal is not unbundled into three separate proposals. Provide your analysis under Rule 14a-4(a)(3) and (b)(1). Refer to our Compliance and Disclosure Interpretations 101.01 and 101.02 dated January 24, 2014 (regarding unbundling under Rule 14a-4(a)(3) generally).

The Company has considered Rule 14a-4(a)(3) and (b)(1) under the Securities Exchange Act of 1934, as amended, and the Staff’s Compliance and Disclosure Interpretations (“CD&I”) 101.01 and 101.02 dated January 24, 2014 and respectfully submits that the Sale Resolution proposal does not contain “separate matters” required to be presented in separate proposals.

Rule 14a-4(a)(3) requires that the form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders.” The purpose of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if they could be presented independently.

CD&I 101.01 addresses the situation where stockholder approval is sought for a charter amendment to modify multiple terms of outstanding preferred stock in connection with granting concessions to the preferred stockholders. The Staff concluded that the multiple modifications could be bundled because they were so “inextricably intertwined” as to effectively constitute a single matter. Also CD&I 101.02 addresses the situation where multiple immaterial charter amendments are bundled with a material amendment as part of a single proposal to amend and restate the charter. The Staff concluded that the proposals could be bundled because the immaterial amendments did not substantively affect stockholder rights, but also noted that the analysis of whether matters need to be unbundled under Rule 14a-4(a)(3) is not governed by the fact that, for state law purposes, these amendments could be presented to stockholders as a single restatement proposal.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

February 5, 2018

The Company believes that CD&I 101.01 or 101.02 are not applicable because, unlike the examples provided where stockholder approval would be required for each separate item regardless if they were bundled, no stockholder vote would be required or sought if the transactions that are the subject of the Sale Resolution proposal were separately pursued. Under Section 271(a) of the Delaware General Corporation Law, only one vote of the stockholders is contemplated and required to sell substantially all of a corporation’s assets regardless of how many transactions are involved. None of the three transactions by themselves would constitute a sale of substantially all of the Company’s assets and if each sale were completed on a stand-alone basis, no stockholder vote would be required or sought by the Company.

Furthermore, the Company believes that the unbundling requirements of Rule 14a-4(a)(3) are inapplicable to the Company because the closing of each sale transaction is contingent on the closing of each other sale transaction. Consequently, each of the sale transactions are inextricably linked components of one unitary matter: the adoption of a resolution to sell substantially all of the Company’s assets.

Finally, the Company believes that unbundling the Sale Resolution proposal and presenting each sale transaction as separate proposals would potentially confuse stockholders by suggesting that it is possible for one or two of the sale transactions to proceed without all three proceeding as the closing of each sale transaction is contingent on the closing of each other sale transaction.

*        *        *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please direct any communications to the undersigned at (414) 297-5642 or jkwilson@foley.com.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

CC:	Stephen A. Nolan
Patrick Lyons
Philip A. Skalski
Hudson Global, Inc.
Benjamin F. Garmer
Foley & Lardner LLP